05038341

BD 3/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH. D.C. 213

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-42352

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Link Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Fieldcrest Avenue
(No. and Street)

Edison (City) NJ (State) 08818 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Cuccinello 732 417 9723
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernath & Rosenberg PC
(Name – *if individual, state last, first, middle name*)

1430 Broadway (Address) NY (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DW 3/16

OATH OR AFFIRMATION

I, Diana Cuccinello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of King Financial Services, Inc, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

Geraldine Sergi
Notary Public

GERALDINE SERGI
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES AUG. 6, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KING FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2004

KING FINANCIAL SERVICES, INC.

CONTENTS

	PAGE
INDEPENDENT AUDITORS' REPORT	1-2
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholders' Equity (Deficit)	5
Statement of Changes in Subordinated Borrowings	6
Statement of Cash Flows	7
NOTES TO FINANCIAL STATEMENTS	8-11
SUPPLEMENTARY INFORMATION	
Schedule 1 - Computation of Net Capital Under Rule 15c3-1of the Securities and Exchange Commission	12
Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	15-16

BERNATH & ROSENBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & FINANCIAL PLANNERS

James H. Bernath CPA/PFS, CFP
Jacob I. Rosenberg CPA/PFS, CFP

1430 Broadway, 13th Floor
New York, NY 10018-3308
Tel: (212) 221-1140
Fax: (212) 221-1944

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
KING FINANCIAL SERVICES, INC.
Edison, NJ

We have audited the accompanying statement of financial condition of KING FINANCIAL SERVICES, INC., a New York corporation as of December 31, 2004, and the related statements of operations, changes in stockholders' equity (deficit), changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KING FINANCIAL SERVICES, INC. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II and III, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in a all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Bernath & Rosenberg, P.C.

BERNATH & ROSENBERG, P.C.
Certified Public Accountants

New York, New York
February 24, 2005

KING FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and Cash Equivalents	$280,979
Cash Segregated Under Federal Regulations	700,000
Deposits with Clearing Organizations	3,100,001
Securities Owned, at Market Value	9,039
Property and Equipment, Net	475,450
Other Assets	63,082
TOTAL ASSETS	$4,628,551

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Liabilities:	
Payable to Non-Customers	$10,162
Accounts Payable, Accrued Expenses and Other Liabilities	24,606
Note Payable Shareholders	260,000
TOTAL LIABILITIES	294,768
Subordinated Borrowings	5,140,000
Commitments and Contingencies	
Stockholders' Equity (Deficit):	
Common Stock, No Par Value, 200 Shares Authorized; 100 Shares Issued and Outstanding	500
Additional Paid-In Capital	541,350
Retained Earnings (Deficit)	(1,348,067)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(806,217)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$4,628,551

The accompanying notes are an integral part of these financial statements.

KINGS FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Clearing Income	$116,290
Interest and Dividend Income	70,165
Other Income	104,441
Reimbursement of Expenses	1,076,415
TOTAL REVENUES	1,367,311
EXPENSES:	
Cost of Services	221,848
Employee Compensation and Benefits	675,727
Communications and Data Service	150,377
Depreciation and Amortization	662,665
Other Expenses	1,256,451
TOTAL EXPENSES	2,967,068
NET LOSS	$(1,599,757)

The accompanying notes are an integral part of these financial statements.

KING FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Beginning Balance January 1, 2004	100	500	$41,350	$251,690	$293,540
Net Loss				(1,599,757)	(1,599,757)
Capital Contribution			500,000		500,000
Ending Balance December 31, 2004	100	500	$541,350	$(1,348,067)	$(806,217)

The accompanying notes are an integral part of these financial statements.

KING FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2004

BEGINNING BALANCE - January 1, 2004	$14,140,000
Repayments	9,000,000
ENDING BALANCE - December 31, 2004	$5,140,000

The accompanying notes are an integral part of these financial statements.

KING FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$(1,599,757)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and Amortization	662,665
Changes in operating assets and liabilities:	
Cash Segregated Under Federal Regulations	7,400,000
Due from Customers	117,385
Securities Owned at Market Value	466,461
Other Assets	294,005
Payable to Brokers and Dealers and Clearing Organizations	(11,959)
Payable to Customers	(982,981)
Payable to Non-Customers	(650)
Accounts Payable, Accrued Expenses and Other Liabilities	(245,013)
TOTAL ADJUSTMENTS	7,699,913
NET CASH PROVIDED BY OPERATING ACTIVITIES	6,100,156
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital Contribution from Stockholders	500,000
Repayment of Subordinated Borrowings	(9,000,000)
NET CASH USED IN FINANCING ACTIVITIES	(8,500,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,399,844)
CASH AND CASH EQUIVALENTS - Beginning	2,680,823
CASH AND CASH EQUIVALENTS - Ending	$280,979

The accompanying notes are an integral part of these financial statements.

KING FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization:

King Financial Services, Inc. (the "Company") is a self clearing broker dealer that traded proprietary accounts and provided clearing services through August 2004. The Company has been dormant since August 16, 2004.

The Company is registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers ("NASD"), and Securities Investors Protection Corporation (SIPC) .

Basis of Presentation:

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's business is providing brokerage and clearing services. The stockholders of the Company are attempting to sell the Company. As of the report date, no contract of sale has been consummated. The Company's continuation as a going concern is dependent on the outcome of this uncertainty.

Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided by both the straight line and accelerated methods over estimated useful lives of 3 to 7 years. Leasehold improvements are amortized on a straight-line basis over the term of the related lease or life of the asset, whichever is shorter.

Income Taxes

The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred income taxes have been determined using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)
This method also allows for the recognition of deferred tax assets in the current period for the future benefit of net operating loss carryforwards and items for which expenses have been recognized for financial statement purposes, but will be deductible in future periods for income tax purposes. The temporary differences in these financial statements relate primarily to net operating loss carryforwards. A valuation allowance is provided for deferred tax assets if it is uncertain as to the future realization of these benefits. The deferred tax benefits have been offset by valuation allowances.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash of approximately $700,000 has been segregated in a special reserve bank account for the exclusive benefit of customers and an introducing affiliated broker-dealer, respectively, pursuant to rule 15c3-3 of the Securities and Exchange Commission.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Amount	Estimated Useful Lives
Computer Software	$1,394,448	3 Years
Computer Equipment	965,857	5 Years
Furniture and Fixtures	38,640	7 Years
Office Equipment	71,959	5 Years
Leasehold Improvements	138,401	Terms of Leases
	2,609,305	
Less: Accumulated Depreciation and Amortization	(2,133,855)	
TOTAL	$475,450	

For the year ending December 31, 2004, depreciation and amortization expense amounted to $662,665.

NOTE 4 - SUBORDINATED BORROWINGS

Subordinated borrowings represent loans from stockholders and consist of the following:

Due Date	Interest Rate	Amount
May 2005	-0-	140,000
May 2006	-0-	5,000,000

These loans qualify as additional capital under the SEC Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Stockholders elected to forgo any interest on these subordinated borrowings as of June 2003.

NOTE 5 - TRANSACTIONS WITH RELATED PARTIES

During the year ended December 31, 2004, a stockholder acted as legal counsel to the Company and received $36,000 in fees.

NOTE 6 - EMPLOYEE BENEFIT PLANS

The Company maintains a 401(K) saving plan, which allows substantially all of its full-time employees to defer up to 15% of their salary, subject to the Internal Revenue Service limits. Under the plan, the Company may elect to make a matching contribution as well as an annual discretionary contribution. The Company made no contributions during 2004.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into non-cancellable operating leases for office and other space at three locations, expiring through August 31, 2006. The minimum annual rental commitments under these leases are as follows:

Year Ending December 31	
2005	120,000
2006	51,500
	$312,500

Minimum rentals are exclusive of adjustments for real estate taxes and other costs. Rent expense for the year ended December 31, 2004 amounted to $145,392.

NOTE 8 - CONCENTRATION OF CREDIT RISK

The Company is engaged in brokerage activities whose counter parties consist of registered brokers or dealers. In the event, counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party. It is the Company's policy to review, as necessary, the credit standing of each counter-party with which it conducts business.

The Company has cash balances in banks in excess of the maximum amount insured by the Federal Deposit Insurance Corporation as of December 31, 2004.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $3,794,313 which was $3,544,313 in excess of its required net capital of $250,000. The Company's net capital ratio was .06 to1.

NOTE 10 - INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax benefit of net operating loss and tax credit carryforwards, measured by enacted tax rates for years in which taxes are expected to be paid or recovered.

The deferred tax benefits have been offset in total by valuation allowances.

KING FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004
SCHEDULE 1

NET CAPITAL	
Total Stockholders' Equity	$(806,217)
Add: Subordinated Liabilities Allowable for Net Capital	5,140,000
Total Capital and Subordinated Liabilities Allowable for Net Capital	4,333,783
DEDUCTIONS AND CHARGES	
Property and Equipment, Net	475,450
Other Assets	57,691
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	3,800,643
HAIRCUTS ON SECURITIES	
Marketable Securities	6,330
NET CAPITAL	3,794,313
AGGREGATE INDEBTEDNESS	
Payable to Brokers and Dealers and Clearing Organization	
Payable to customers and Non-Customers	
Accounts Payable, Accrued Expenses and Other Liabilities	284,606
Less:	
Adjustments for Deposits in Special Reserve Accounts	56,950
TOTAL AGGREGATE INDEBTEDNESS	237,818
MINIMUM CAPITAL REQUIRED	250,000
EXCESS NET CAPITAL OVER MINIMUM REQUIRED	$3,544,313
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	6

RECONCILIATION WITH THE COMPANY'S COMPUTATION

No material difference exists between this computation and the corresponding computation included in the Company's unaudited Form X-17A-5, Part II filing as of December 31, 2004.

See Independent Auditors' Report.

KING FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGES COMMISSION
DECEMBER 31, 2004

SCHEDULE II

	Credits	Debits
Free Credit Balances and Other Credit Balances in Customers' Security Accounts	$56,950	
Other Credits		
Total Credits		
Debit Balances in Customers' Accounts Excluding Unsecured Accounts	1	
Securities Borrowed and Customers' Securities Failed to Deliver		
TOTAL	56,949	
Excess Credits Over Debits	700,000	
Balance in Reserve Account as of December 31, 2004	700,000	
Balance in Reserve Account as of January 2, 2005	$700,000	

RECONCILIATION WITH THE COMPANY'S COMPUTATION

No material difference exists between this computation and the corresponding computation included in the Company's unaudited Form X-17A-5, Part II filing as of December 31, 2004.

See Independent Auditors' Report.

KING FINANCIAL SERVICES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

SCHEDULE III

Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

None

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.

None

See Independent Auditors' Report.

BERNATH & ROSENBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & FINANCIAL PLANNERS

James H. Bernath CPA/PFS, CFP
Jacob I. Rosenberg CPA/PFS, CFP

1430 Broadway, 13th Floor
New York, NY 10018-3308
Tel: (212) 221-1140
Fax: (212) 221-1944

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
King Financial Services, Inc.
Edison, NJ

In planning and performing our audit of the financial statements of KING FINANCIAL SERVICES, INC. (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bernath & Rosenberg P.C.

BERNATH & ROSENBERG, P.C.
Certified Public Accountants

New York, New York
February 24, 2005